August 9, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re: FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed July 27, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

If we fail to market, page 16

1. We note the disclosure provided in response to prior comment 2. However, response 4 in your letter to us dated June 28, 2007 appears to indicate that customers are increasingly identifying your product by the retail outlet in which it was purchased rather than by brand name. If so, please revise your disclosure that such a result "may occur" to provide specific information regarding what is occurring.

Compensation Discussion and Analysis, page 83

2. We note your response to our prior comment 5:
    - Please clarify where Mr. Kitchen's salary was benchmarked against the comparable companies.
    - With a view towards clarified disclosure, please tell us the criteria used to select comparable companies and whether other companies that satisfied the criteria were omitted from the benchmarking analysis.

3.   Please disclose how Mr. Taylor determined the amount of increase for Mr. Kitchen's base salary.

4.   If the compensation arrangements with your new CFO represent a change from the CFO compensation arrangements discussed here, please discuss those changes here, including the basis for those changes. See Instruction 2 to Regulation S-K Item 402(b).

Certain Relationship and Related Persons Transactions, page 114

5.   From your response to the first bullet point of prior comment 11, it appears that you believe that a person cannot found and organize a business or enterprise by acquiring or assembling other businesses. Please tell us with specificity any authority on which you base your conclusions. In the absence of relevant authority, please tell us how your conclusions are consistent with the disclosure objectives of Regulation S-K Item 404(c). Also, please address the second bullet point of prior comment 11.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
        Brian J. Gavsie, Esq.